Mail Stop 4561

September 26, 2008

Mr. Robert W. Driskell
Senior Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
1 Fashion Way
Baldwyn, MS 38824

      Re: Hancock Fabrics, Inc.
              Form 10-K for fiscal year ended February 2, 2008
              Filed April 17, 2008
              File No. 001-09482

Dear Mr. Driskell:

      We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Jennifer Monick
              Staff Accountant